PRESS RELEASE
                             (For Immediate Release)


                           --------------------------


     Buenos Aires (January 28, 2003). Banco Rio de la Plata S.A. refers to its offer to exchange (the "Offer") its 8.75% Class IV Negotiable Obligations due December 15, 2003 in the aggregate principal amount of US$250,000,000 (the "Existing Notes").


     Banco Rio announced that as of 5:00 p.m., New York City time, Friday, January 24, 2003, it had completed its offer to exchange Step-Up Notes due December 15, 2009 (the "Series A Notes") and Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 (the "Series B Notes") for any and all of its outstanding Existing Notes.


     Banco Rio has accepted tenders of Existing Notes from holders equal to approximately 64% of the total aggregate principal amount of the Existing Notes and expects to issue approximately $123,208,200 aggregate principal amount of its Series A Notes and approximately $1,555,100 of its Series B and to make aggregate payments equal to approximately $34,078,965, all in connection with the Offer, including the tender offer for the Series A Notes and Series B Notes described in the offering materials for the Offer. The Bank also has elected to change the settlement date of the Offer from January 30, 2003 to January 28, 2003.


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